Exhibit 99.1

AMERICAS SILVER CORPORATION

Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements
Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.  The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

Americas Silver Corporation
Condensed interim consolidated statements of financial position
(In thousands of U.S. dollars, unaudited)

	June 30,	December 31,
As at	2018	2017
Assets
Current assets
Cash and cash equivalents	$7,812	$9,325
Trade and other receivables (Note 5)	7,775	6,631
Inventories (Note 6)	8,502	9,366
Prepaid expenses	1,245	869
Forward contracts (Note 16)	437	-
	25,771	26,191
Non-current assets
Restricted cash	704	335
Property, plant and equipment (Note 7)	104,075	100,301
Total assets	$130,550	$126,827

Liabilities
Current liabilities
Trade and other payables	$8,593	$10,393
Pre-payment facility (Note 9)	5,080	4,000
	13,673	14,393
Non-current liabilities
Other long-term liabilities	784	564
Pre-payment facility (Note 9)	8,250	11,000
Post-employment benefit obligations	8,585	8,618
Decommissioning provision	3,883	3,948
Deferred tax liabilities (Note 15)	455	246
Total liabilities	35,630	38,769

Equity
Share capital (Note 10)	212,185	207,012
Equity reserve	34,365	34,760
Foreign currency translation reserve	6,455	6,284
Deficit	(158,085)	(159,998)
Total equity	94,920	88,058

Total liabilities and equity	$130,550	$126,827

Contingencies (Note 18)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Americas Silver Corporation
Condensed interim consolidated statements of income and comprehensive income
(In thousands of U.S. dollars, except share and per share amounts, unaudited)

	For the three-month period ended		For the six-month period ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017

Revenue (Note 12)	$17,351	$17,175	$37,734	$32,420

Cost of sales (Note 13)	(11,991)	(12,575)	(25,134)	(22,663)
Depletion and amortization (Note 7)	(2,386)	(2,058)	(4,601)	(4,080)
Care, maintenance and restructuring costs	(773)	(174)	(861)	(453)
Corporate general and administrative expenses (Note 14)	(1,338)	(993)	(3,568)	(3,262)
Exploration costs	(206)	(396)	(1,989)	(608)
Accretion on decommissioning provision	(49)	(44)	(96)	(89)
Interest and financing income (expense)	(250)	37	(512)	(613)
Foreign exchange gain (loss)	(38)	(131)	(184)	109
Gain on disposal of assets (Note 7)	855	-	855	-
Gain on forward contracts (Note 16)	236	-	603	-
Gain (loss) on investment in equity instruments	-	(7)	-	11
Contingency on value added taxes (Note 18)	(125)	-	(125)	-
Income before income taxes	1,286	834	2,122	772
Income tax recovery (expense) (Note 15)	104	47	(209)	(107)
Net income	1,390	881	1,913	665

Other comprehensive income (loss)
Items that may be reclassified subsequently
to net income
Foreign currency translation reserve	(85)	(22)	171	(210)
Change in fair value of investment in equity instruments	-	(88)	-	(144)
Other comprehensive income (loss)	(85)	(110)	171	(354)
Comprehensive income	$1,305	$771	$2,084	$311

Income per share
Basic	0.03	0.02	0.05	0.02
Diluted	0.03	0.02	0.04	0.02

Weighted average number of common shares
outstanding
Basic (Note 11)	42,461,994	39,845,335	42,121,388	39,722,402
Diluted (Note 11)	44,449,810	42,625,183	44,178,091	42,567,818

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Americas Silver Corporation
Condensed interim consolidated statements of changes in equity
For the six-month periods ended June 30, 2018 and 2017
(In thousands of U.S. dollars, except share amounts, unaudited)

				Foreign	Change in
				currency	fair value of
	Share capital		Equity	translation	investment in		Total
	Shares (000s)	Amount	reserve	reserve	equity instruments	Deficit	equity

Balance at January 1, 2018	41,497	$207,012	$34,760	$6,284	$-	$(159,998)	$88,058
Net income for the period	-	-	-	-	-	1,913	1,913
Other comprehensive income for the period	-	-	-	171	-	-	171
Share-based payments	-	-	1,449	-	-	-	1,449
Proceeds from exercise of options and warrants	1,471	5,173	(1,844)	-	-	-	3,329
Balance at June 30, 2018	42,968	$212,185	$34,365	$6,455	$-	$(158,085)	$94,920

Balance at January 1, 2017	39,540	$202,191	$34,400	$6,454	$237	$(156,138)	$87,144
Net income for the period	-	-	-	-	-	665	665
Other comprehensive loss for the period	-	-	-	(210)	(144)	-	(354)
Share-based payments	-	-	963	-	-	-	963
Proceeds from exercise of options and warrants	362	941	(248)	-	-	-	693
Balance at June 30, 2017	39,902	$203,132	$35,115	$6,244	$93	$(155,473)	$89,111

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Americas Silver Corporation
Condensed interim consolidated statements of cash flows
For the six-month periods ended June 30, 2018 and 2017
(In thousands of U.S. dollars, unaudited)

	June 30,	June 30,
	2018	2017
Cash flow generated from (used in)

Operating activities
Net income for the period	$1,913	$665
Adjustments for the following items:
Depletion and amortization	4,601	4,080
Deferred income tax expense	209	107
Accretion and decommissioning costs	23	89
Share-based payments	1,431	1,047
Unrealized loss on non-current assets	1	20
Provision on other long-term liabilities	16	90
Deferred costs on credit facilities	-	173
Net charges on post-employment benefit obligations	(33)	11
Gain on forward contracts	(251)	-
Gain on investment in equity instruments	-	(11)
Contingency on value added taxes	125	-
	8,035	6,271
Changes in non-cash working capital items:
Trade and other receivables	(1,144)	(4,723)
Inventories	864	29
Prepaid expenses	(376)	(317)
Forward contracts	(186)	-
Trade and other payables	(2,041)	753
Net cash generated from operating activities	5,152	2,013

Investing activities
Expenditures on property, plant and equipment	(7,125)	(4,290)
Net development costs on San Rafael	-	(7,830)
Net development costs on El Cajón	-	(1,699)
Purchase of San Felipe property option	(1,000)	(7,108)
Bond on decommissioning costs	(370)	-
Net cash used in investing activities	(8,495)	(20,927)

Financing activities
Financing from (repayments to) pre-payment facility	(1,670)	15,000
Repayments to credit facilities	-	(8,005)
Sale of investment in equity instruments	-	125
Proceeds from exercise of options and warrants	3,329	693
Net cash generated from financing activities	1,659	7,813

Effect of foreign exchange rate changes on cash	171	(147)
Decrease in cash and cash equivalents	(1,513)	(11,248)
Cash and cash equivalents, beginning of period	9,325	24,055
Cash and cash equivalents, end of period	$7,812	$12,807

Cash and cash equivalents consist of:
Cash	$7,812	$12,807
Term deposits	-	-
	$7,812	$12,807

Interest paid during the period	$585	$684

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

1.   Corporate information

Americas Silver Corporation (the “Company" or "Americas Silver") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York American Stock Exchange under the symbol “USAS”.

The condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2018 were approved and authorized for issue by the Board of Directors of the Company on August 13, 2018.

2.   Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Handbook of Chartered Professional Accountants of Canada applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2017. In particular, the Company’s significant accounting policies were summarized in Note 3 of the consolidated financial statements for the year ended December 31, 2017 and have been consistently applied in the preparation of these condensed interim consolidated financial statements with the exception of “revenue recognition” and “financial instruments”, which have been replaced by recent changes in accounting policies under Note 3 below. These unaudited condensed interim consolidated financial statements were prepared on a going concern basis.

3.   Changes in accounting policies and recent accounting pronouncements

The Company has adopted the following new accounting standards effective for annual periods beginning on or after January 1, 2018:

(i)            Financial instruments

IFRS 9 - Financial Instruments - The standard was issued in its final version by the IASB in July 2014 bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial instruments: recognition and measurement” (“IAS 39”). The standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The adoption of IFRS 9 did not result in any changes to the classification or measurement of the Company’s existing financial instruments on transition date.

The following accounting policy was adopted as at January 1, 2018 retrospectively and replaces the Company’s previously existing accounting policy on financial instruments summarized in Note 3(o) of the consolidated financial statements for the year ended December 31, 2017.

The Company classifies and measures its financial instruments at fair value, with changes in fair value recognized in profit or loss as they arise, unless restrictive criteria regarding the objective and contractual cash flows of the instrument are met for classifying and measuring at either amortized cost or fair value through other comprehensive income.

Cash and cash equivalents and trade and other receivables are classified and measured as financial assets at amortized cost. Embedded derivatives arising from subsequent adjustments in provisional sales revenue are classified and measured as financial instruments at fair value through profit or loss. Trade and other payables are classified and measured as financial liabilities at amortized cost, and investment in equity instruments are classified and measured as financial assets at fair value through other comprehensive income.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

(ii)            Revenue from contracts with customers

IFRS 15 - Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued in May 2014 and is effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. The standard covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The adoption of IFRS 15 did not impact the revenue recognition process of the Company’s existing provisional pricing arrangements on concentrate sales with the exception of disaggregating the Company’s revenue for note disclosure purposes.

The following accounting policy was adopted as at January 1, 2018 using the modified retrospective approach and replaces, effective January 1, 2018, the Company’s previously existing accounting policy on revenue recognition summarized in Note 3(e) of the consolidated financial statements for the year ended December 31, 2017.

The Company applies the following five-step approach in recognizing revenue from contracts with customers:

•	Identify the enforceable contract with the customer
•	Identify the separate performance obligations in the contract from transferring the distinct good or service
•	Determine the transaction price for consideration of transferring the good or service
•	Allocate the transaction price to the separate performance obligations identified
•	Recognize revenue when each separate performance obligation is satisfied

The Company recognizes revenue through entering into concentrate sales contracts with customers with the performance obligation of delivering its concentrate production in exchange for consideration valued under provisional pricing arrangements where the final sale prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenue from sales is recorded at the time of delivery based on forward prices for the expected date of final settlement.

Subsequent variations in metal prices are recognized as derivative pricing adjustments as they occur and are not considered as revenue from contracts with customers.

The following are future changes in accounting policies not yet effective as at June 30, 2018:

(i)            Leases

IFRS 16 - Leases - The standard on leases was issued in January 2016 and is effective for annual reporting periods beginning on or after January 1, 2019 for public entities with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The standard requires lessees to recognize assets and liabilities for most leases. The Company is assessing the impact of this standard.

4.   Significant accounting judgments and estimates

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at and for the year ended December 31, 2017.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

5.   Trade and other receivables

	June 30,	December 31,
	2018	2017

Trade receivables	$6,069	$3,779
Value added taxes receivable	1,573	2,751
Other receivables	133	101
	$7,775	$6,631

6.   Inventories

	June 30,	December 31,
	2018	2017

Concentrates	$1,015	$1,391
Ore stockpiles	2,105	2,877
Spare parts and supplies	5,382	5,098
	$8,502	$9,366

The amount of inventories recognized as an expense was $12.0 million during the three-month period ended June 30, 2018 (2017: $12.5 million) and $25.1 million during the six-month period ended June 30, 2018 (2017: $22.7 million). The concentrates and ore stockpiles, and spare parts and supplies write-down to net realizable value included in cost of sales were nil during the three-month period ended June 30, 2018 (2017: $0.1 million and nil, respectively) and nil during the six-month period ended June 30, 2018 (2017: $0.1 million and nil, respectively).

7.   Property, plant and equipment

	Mining	Non-producing	Plant and	Corporate office
	interests	properties	equipment	equipment	Total

Cost
Balance at January 1, 2017	$67,571	$77,390	$40,013	$81	$185,055
Asset additions	5,233	5,526	8,795	3	19,557
Property purchase option acquired	-	7,108	-	-	7,108
Change in decommissioning provision	(37)	38	-	-	1
Reclassification	31,595	(31,595)	-	-	-
Balance at December 31, 2017	104,362	58,467	48,808	84	211,721
Asset additions	3,798	-	3,665	-	7,463
Property purchase option acquired	-	1,000	-	-	1,000
Change in decommissioning provision	(88)	-	-	-	(88)
Balance at June 30, 2018	$108,072	$59,467	$52,473	$84	$220,096

Accumulated depreciation
and depletion
Balance at January 1, 2017	$31,410	$50,502	$22,566	$29	$104,507
Depreciation/depletion for the year	3,438	-	3,261	10	6,709
Write-down of equipment	-	-	204	-	204
Balance at December 31, 2017	34,848	50,502	26,031	39	111,420
Depreciation/depletion for the period	2,962	-	1,635	4	4,601
Balance at June 30, 2018	$37,810	$50,502	$27,666	$43	$116,021

Carrying value
at December 31, 2017	$69,514	$7,965	$22,777	$45	$100,301
at June 30, 2018	$70,262	$8,965	$24,807	$41	$104,075

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

On March 2, 2017, the Company entered into an option acquisition agreement with Impulsora Minera Santacruz S.A. de C.V., a wholly-owned subsidiary of Santacruz Silver Mining Ltd. (“Santacruz”), to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option of $5 million to Santacruz plus an initial option payment of $2 million to Hochschild, plus applicable VAT, was paid with cash on hand by the Company in March while the final option payment of $8 million, plus applicable VAT, was payable to Hochschild on or before December 15, 2017. On December 1, 2017, the final option payment of $8 million plus applicable VAT was amended to become option payments of $0.5 million paid on January 1, 2018, $0.5 million paid on April 1, 2018, $1.0 million payable on July 1, 2018, with the remaining balance of $6.0 million payable on or before December 31, 2018.

Effective December 19, 2017, the San Rafael mine declared commercial production which the Company defined as operating at an average of 80% designed production capacity with saleable concentrate recoveries within 5% of its mining feasibility study over a two-week period. The Company transferred $31.6 million in net book value from non-producing properties to mining interests including the historical carrying value of $25.2 million, net of pre-commercial production revenue of $4.0 million.

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. A write-down of $0.2 million related to the U.S. operations was recorded for the year ended December 31, 2017 as a result of writing down carrying amounts of equipment to recoverable amounts. No other impairment or impairment reversal indicators were identified for the six-month period ended June 30, 2018.

The Company recognized a gain of $0.8 million in the second quarter of 2018 related to proceeds received through an insurance claim for equipment damaged from mining operations during fiscal 2017.

The amount of borrowing costs capitalized as property, plant and equipment was nil during the three-month period ended June 30, 2018 (2017: $0.2 million) and nil during the six-month period ended June 30, 2018 (2017: $0.2 million).

8.   Credit facilities

On August 7, 2013, the Company signed a credit agreement with Royal Capital Management Corp. as security agent, and certain lenders (the “RCM Credit Agreement”). The RCM Credit Agreement provided for the issuance of notes with an aggregate principal amount of $6.4 million ($8.5 million CAD) maturing in December 2017 at an interest rate of 12% per annum payable on a monthly basis. On March 30, 2017, the remaining principal portion of the RCM Credit Agreement of $5.6 million was repaid in full.

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders (the “New Credit Facility”) for principal amount of $2.9 million for a term of one year at an interest rate of 10% per annum payable on a quarterly basis in cash or shares at the option of the lenders with the full balance due on maturity. On October 3, 2016, the principal portion for one lender of the New Credit Facility of $1.3 million was repaid in full. On February 10, 2017, the remaining principal portion for the other lender of New Credit Facility of $1.6 million was repaid in full on maturity.

9.   Pre-payment facility

On January 29, 2017, the Company entered into a pre-payment facility for $15.0 million with Metagri S.A. de C.V., a subsidiary of Glencore PLC (“Glencore”), to fund a portion of the development costs for the San Rafael project within the Cosalá district of Sinaloa, Mexico (the “Pre-Payment Facility”). The Pre-Payment Facility was drawn in full on March 30, 2017, has a term of four years at an interest of U.S. LIBOR rate plus 5% per annum, and is secured by a promissory note in the amount of up to $15.0 million issued by the Company, a corporate guarantee in favour of Glencore, and limited asset level security on the San Rafael project. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from the San Rafael project where Glencore will pay for the concentrates at the prevailing market prices for silver, zinc and lead, less customary treatment, refining and penalty charges. Repayment of principal on the Pre-Payment Facility began in January 2018 as additional tonnage charges on shipments of concentrate with minimum annual principal repayments of $4.0 million during 2018, $5.5 million during 2019, and $5.5 million during 2020.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

10.   Share capital

a.   Authorized

Authorized share capital consists of an unlimited number of common shares.

	June 30,	December 31,
	2018	2017

Issued
42,968,044 (2017: 41,496,950) common shares	$212,185	$207,012

b.   Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

A summary of changes in the Company’s outstanding stock options is presented below:

		June 30,		December 31,
		2018		2017
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of period	2,316	$3.06	1,771	$4.64
Granted	1,395	4.61	1,058	3.86
Exercised	(450)	2.31	(261)	3.22
Expired	(75)	5.67	(252)	17.31
Balance, end of period	3,186	$3.79	2,316	$3.06

The following table summarizes information on stock options outstanding and exercisable as at June 30, 2018:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

2.00 to 3.00	0.65	712	$2.04	712	$2.04
3.01 to 4.00	1.54	1,050	3.85	680	3.85
4.01 to 5.00	2.48	1,380	4.58	466	4.58
5.01 to 6.00	2.39	44	5.52	17	5.46
		3,186	$3.79	1,875	$3.36

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

c.   Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the six-month period ended June 30, 2018 was $1.50 (2017: $1.52).

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions for the six-month periods ended June 30, 2018 and 2017:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017

Expected stock price volatility (1)	57%	-	59%	84%
Risk free interest rate	2.13%	-	1.74%	0.85%
Expected life	3 years	-	3 years	3 years
Expected forfeiture rate	3.07%	-	3.36%	4.21%
Expected dividend yield	0%	-	0%	0%

Share-based payments included in cost of sales	$-	$-	$-	$-
Share-based payments included in general and
administrative expenses	339	216	1,377	963
Total share-based payments	$339	$216	$1,377	$963

(1)	Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

d.   Warrants

The warrants that are issued and outstanding as at June 30, 2018 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
799,065	4.68	Jul 2016	Jun 14, 2021
1,447,426	4.68	Jun 2016	Jun 9, 2021
1,537,355	1.20	Feb 2016	Feb 10, 2019
307,777	1.20	Nov 2015	Nov 10, 2018
24,531	1.56	Aug 2015	Aug 26, 2018
183,990	3.00	Aug 2015	Aug 26, 2018
4,300,144

e.   Restricted Share Units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other payables and other long-term liabilities in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at June 30, 2018, 86,692 (December 31, 2017: 208,722) restricted share units are outstanding at an aggregate value of $0.3 million (December 31, 2017: $0.8 million).

f.   Deferred Share Units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company are entitled to receive awards of deferred share units on a quarterly basis as payment for 20% to 100% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a cost in director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at June 30, 2018, 314,029 (December 31, 2017: 286,920) deferred share units are issued and outstanding.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

11.   Weighted average basic and diluted number of common shares outstanding

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017

Basic weighted average number of shares	42,461,994	39,845,335	42,121,388	39,722,402
Effect of dilutive stock options and warrants	1,987,816	2,779,848	2,056,703	2,845,417
Diluted weighted average number of shares	44,449,810	42,625,183	44,178,091	42,567,818

Diluted weighted average number of common shares for the three-month periods ended June 30, 2018 excludes 1,414,999 anti-dilutive stock options (2017: 1,216,809) and 2,246,491 anti-dilutive warrants (2017: 2,805,092).and six-month periods ended June 30, 2018 excludes 84,999 anti-dilutive stock options (2017: 1,216,809) and 2,246,491 anti-dilutive warrants (2017: 2,805,092).

12.   Revenue

The following is a disaggregation of revenue categorized by commodities sold for the three-month and six-month periods ended June 30, 2018 and 2017:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017

Silver
Provisional sales revenue	$5,107	$9,494	$11,938	$18,173
Derivative pricing adjustments	(238)	624	(45)	1,315
	4,869	10,118	11,893	19,488
Zinc
Provisional sales revenue	$11,999	$3,160	$23,163	$6,249
Derivative pricing adjustments	(282)	143	(232)	214
	11,717	3,303	22,931	6,463
Lead
Provisional sales revenue	$6,878	$6,649	$15,856	$12,986
Derivative pricing adjustments	41	-	49	99
	6,919	6,649	15,905	13,085
Other by-products
Provisional sales revenue	$99	$860	$227	$1,627
Derivative pricing adjustments	51	(17)	15	1
	150	843	242	1,628

Gross revenue	$23,655	$20,913	$50,971	$40,664
Treatment and selling costs	(6,304)	(3,738)	(13,237)	(8,244)
	$17,351	$17,175	$37,734	$32,420

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 16). Revenue from contracts with customers is recognized net of treatment and selling costs if payment of those amounts is enforced at the time of sale.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

13.   Cost of sales

Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales for the three-month and six-month periods ended June 30, 2018 and 2017:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017

Salaries and employee benefits	$5,458	$5,663	$11,480	$11,267
Raw materials and consumables	4,509	3,727	9,280	7,545
Utilities	981	1,087	2,009	2,234
Other costs	584	698	1,501	1,588
Changes in inventories	459	1,400	864	29
	$11,991	$12,575	$25,134	$22,663

14.   Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other segments that do not directly relate to production. The following are components of corporate general and administrative expenses for the three-month and six-month periods ended June 30, 2018 and 2017:

	Three-month	Three-month	Six-month	Six-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017

Salaries and employee benefits	$441	$400	$887	$883
Directors’ fees	72	62	146	124
Share-based payments	310	204	1,338	1,047
Professional fees	176	91	372	409
Office and general	339	236	825	799
	$1,338	$993	$3,568	$3,262

15.   Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the six-month period ended June 30, 2018 was 26.5% and for the year ended December 31, 2017 was 26.5%.

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	June 30,	December 31,
	2018	2017

Property, plant and equipment	$858	$900
Other	223	-
Total deferred tax liabilities	1,081	900

Alternative minimum tax credits	626	626
Other	-	28
Total deferred tax assets	626	654
Net deferred tax liabilities	$455	$246

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

16.   Financial risk management

a.   Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i)            Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

As of June 30, 2018, the Company’s exposure to credit risk with respect to trade receivables amounts to $6.1 million (December 31, 2017: $3.8 million). The Company believes credit risk for Mexican Value Added Taxes of $1.6 million (December 31, 2017: $2.8 million) is not significant as they relate to current amounts receivable from Mexican taxation authorities. There are no receivables that are past due as at June 30, 2018.

(ii)            Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, existing credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	June 30, 2018
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$8,593	$8,593	$-	$-	$-
Pre-payment facility	13,330	5,080	8,250	-	-
Interest on pre-payment facility	1,243	780	463	-	-
Operating leases	1,193	235	530	428	-
Other long-term liabilities	784	-	300	-	484
	$25,143	$14,688	$9,543	$428	$484

(iii)            Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1)	Interest rate risk

The Company is not subject to significant interest rate risk as the existing credit facilities have a fixed interest rate.

(2)	Currency risk

As at June 30, 2018, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and Mexican pesos (“MXP”):

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Financial instruments that may impact the Company’s net earnings or other comprehensive income due to currency fluctuations include CAD and MXP denominated assets and liabilities which are included in the following table:

	As at June 30, 2018
	CAD	MXP

Cash and cash equivalents	$2,298	$528
Trade and other receivables	17	1,669
Trade and other payables	666	3,989

As at June 30, 2018, the CAD/USD and MXP/USD exchange rates were 1.32 and 19.86, respectively. The sensitivity of the Company’s net income and comprehensive income due to changes in the exchange rates for the six-month period ended June 30, 2018 is included in the following table:

	CAD/USD	MXP/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net income	$357	$892
Other comprehensive income	67	(84)

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

At June 30, 2018, the Company had non-hedge foreign exchange forward contracts to buy approximately 77.8 million MXP at average exchange rate of 20.79 MXP/USD to be settled within the third and fourth quarters of 2018 valued at approximately $3.7 million, with $0.2 million or 5% held as fund deposit. The average forward exchange rate on settlement as at June 30, 2018 was approximately 20.12 MXP/USD with the currencies having a fair value of approximately $3.8 million. Accordingly, the Company recorded an unrealized gain of $0.1 million through profit or loss during the six-month period ended June 30, 2018. The Company settled non-hedge foreign exchange forward contracts to buy approximately 24.8 million MXP and recorded realized losses of $0.1 million through profit or loss during the six-month period ended June 30, 2018.

(3)	Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at June 30, 2018, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, copper and gold prices would affect trade receivables by approximately $0.6 million.

At June 30, 2018, the Company had non-hedge commodity forward contracts to sell approximately 0.7 million pounds of zinc at $1.59 per pound to be settled within the third quarter of 2018 valued at approximately $1.0 million. The average forward zinc price on settlement as at June 30, 2018 was approximately $1.40 per pound with the commodities having a fair value of approximately $0.9 million. Accordingly, the Company recorded an unrealized gain of $0.1 million through profit or loss during the six-month period ended June 30, 2018. The Company settled non-hedge commodity forward contracts to sell approximately 0.7 million pounds of zinc and 2.6 million pounds of lead and recorded realized gains of $0.1 million and $0.3 million, respectively, through profit or loss during the six-month period ended June 30, 2018.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

b.   Fair values

The fair value of cash, restricted cash, trade and other payables, and other long-term liabilities approximate their carrying amounts. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

•
Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company’s cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

•
Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

•
Embedded derivatives: Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.

•
Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value foreign exchange and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

	June 30,	December 31,
	2018	2017

Level 1
Cash and cash equivalents	$7,812	$9,325
Restricted cash	704	335

Level 2
Trade and other receivables	7,775	6,631
Forward contracts	437	-
Pre-payment facility	13,330	15,000

17.   Segmented and geographic information, and major customers

a.   Segmented information

The Company’s operations comprise of three reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

b.   Geographic information

All revenues from sale of concentrates for the three-month and six-month periods ended June 30, 2018 and 2017 were earned in Mexico and the United States.

The following segmented information is presented as at June 30, 2018 and December 31, 2017, and for the three-month and six-month periods ended June 30, 2018 and 2017.

	As at June 30, 2018				As at December 31, 2017
	Mexican Operations	U.S. Operations	Corporate and Other	Total	Mexican Operations	U.S. Operations	Corporate and Other	Total

Cash and cash equivalents	$4,419	$618	$2,775	$7,812	$5,963	$1,791	$1,571	$9,325
Trade and other receivables	6,558	1,200	17	7,775	4,901	1,711	19	6,631
Inventories	6,135	2,367	-	8,502	6,301	3,065	-	9,366
Prepaid expenses	410	351	484	1,245	346	305	218	869
Forward contracts	311	-	126	437	-	-	-	-
Restricted cash	160	541	3	704	160	171	4	335
Property, plant and equipment	61,347	42,687	41	104,075	59,686	40,570	45	100,301
Total assets	$79,340	$47,764	$3,446	$130,550	$77,357	$47,613	$1,857	$126,827

Trade and other payables	$5,358	$2,326	$909	$8,593	$5,893	$2,608	$1,892	$10,393
Other long-term liabilities	-	706	78	784	-	469	95	564
Pre-payment facility	13,330	-	-	13,330	15,000	-	-	15,000
Post-employment benefit obligations	-	8,585	-	8,585	-	8,618	-	8,618
Decommissioning provision	1,905	1,978	-	3,883	1,904	2,044	-	3,948
Deferred tax liabilities (assets)	1,081	(626)	-	455	872	(626)	-	246
Total liabilities	$21,674	$12,969	$987	$35,630	$23,669	$13,113	$1,987	$38,769

	Three-month period ended June 30, 2018				Three-month period ended June 30, 2017
	Mexican Operations	U.S. Operations	Corporate and Other	Total	Mexican Operations	U.S. Operations	Corporate and Other	Total

Revenue	$11,275	$6,076	$-	$17,351	$7,232	$9,943	$-	$17,175
Cost of sales	(5,577)	(6,414)	-	(11,991)	(4,021)	(8,554)	-	(12,575)
Depletion and amortization	(1,603)	(780)	(3)	(2,386)	(1,027)	(1,029)	(2)	(2,058)
Care, maintenance and restructuring costs	(22)	(751)	-	(773)	(60)	(114)	-	(174)
Corporate general and administrative expenses	-	-	(1,338)	(1,338)	-	-	(993)	(993)
Exploration costs	(189)	(17)	-	(206)	(287)	(109)	-	(396)
Accretion on decommissioning provision	(36)	(13)	-	(49)	(34)	(10)	-	(44)
Interest and financing income (expense)	(251)	-	1	(250)	39	-	(2)	37
Foreign exchange gain (loss)	(49)	-	11	(38)	(124)	-	(7)	(131)
Gain on disposal of assets	855	-	-	855	-	-	-	-
Gain on forward contracts	63	22	151	236	-	-	-	-
Loss on investment in equity instruments	-	-	-	-	-	-	(7)	(7)
Contingency on value added taxes	(125)	-	-	(125)	-	-	-	-
Income (loss) before income taxes	4,341	(1,877)	(1,178)	1,286	1,718	127	(1,011)	834
Income tax recovery	104	-	-	104	47	-	-	47
Net income (loss) for the period	$4,445	$(1,877)	$(1,178)	$1,390	$1,765	$127	$(1,011)	$881

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and six-month periods ended June 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Six-month period ended June 30, 2018				Six-month period ended June 30, 2017
	Mexican Operations	U.S. Operations	Corporate and Other	Total	Mexican Operations	U.S. Operations	Corporate and Other	Total

Revenue	$22,683	$15,051	$-	$37,734	$14,325	$18,095	$-	$32,420
Cost of sales	(11,193)	(13,941)	-	(25,134)	(7,233)	(15,430)	-	(22,663)
Depletion and amortization	(2,946)	(1,650)	(5)	(4,601)	(2,155)	(1,920)	(5)	(4,080)
Care, maintenance and restructuring costs	(22)	(839)	-	(861)	(60)	(226)	(167)	(453)
Corporate general and administrative expenses	-	-	(3,568)	(3,568)	-	-	(3,262)	(3,262)
Exploration costs	(1,900)	(89)	-	(1,989)	(435)	(173)	-	(608)
Accretion on decommissioning provision	(73)	(23)	-	(96)	(68)	(21)	-	(89)
Interest and financing income (expense)	(512)	-	-	(512)	73	-	(686)	(613)
Foreign exchange gain (loss)	(193)	-	9	(184)	26	-	83	109
Gain on disposal of assets	855	-	-	855	-	-	-
Gain on forward contracts	63	165	375	603	-	-	-
Gain on investment in equity instruments	-	-	-	-	-	-	11	11
Contingency on value added taxes	(125)	-	-	(125)	-	-	-	-
Income (loss) before income taxes	6,637	(1,326)	(3,189)	2,122	4,473	325	(4,026)	772
Income tax expense	(209)	-	-	(209)	(107)	-	-	(107)
Net income (loss) for the period	$6,428	$(1,326)	$(3,189)	$1,913	$4,366	$325	$(4,026)	$665

Revenue includes derivative pricing adjustments of ($0.5) million and ($0.1) million for the three-month and six-month periods ended June 30, 2018, respectively, from the Mexican Operations (2017: $0.5 million and $0.7 million) and $0.1 million and ($0.1) million for the three-month and six-month periods ended June 30, 2018, respectively, from the U.S. Operations (2017: $0.2 and $0.9 million) accounted for as financial instruments (see Note 12).

c.   Major customers

The Company sold concentrates to two customers during the three-month period ended June 30, 2018 (2017: two customers), with each customer accounting for 65% and 35% (2017: 66% and 34%) of revenues, respectively. For the six-month period ended June 30, 2018, the Company sold concentrates to two customers (2017: two customers), with each customer accounting for 60% and 40% (2017: 66% and 34%) of revenues, respectively.

18.   Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. The Company accrued $0.1 million (MXP 2.5 million) in the consolidated financial statements as at June 30, 2018 as a probable obligation for the disallowance of value added taxes related to a Mexican tax reassessment originally received in December 2010. Further details of the reassessment are disclosed in Note 22 of the consolidated financial statements for the year ended December 31, 2017.